SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 0-50189

E.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

F.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Reports of Independent Registered Public Accounting Firms	6 – 7

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	8 – 15

Exhibit 23a - Consent of Independent Registered Public Accounting Firm	16

Exhibit 23b - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 28, 2005

CROWN CORK & SEAL COMPANY, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2004 and 2003

Additional information required for Form 5500
as of December 31, 2004

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Reports of Independent Registered Public Accounting Firms	1 – 2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	4

Notes to Financial Statements	5 – 8

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)	9

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph LLC

Philadelphia, Pennsylvania

June 22, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 22, 2004

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,
	2004		2003

Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$2,029,520		$1,361,622
INVESCO Dynamics Fund	91,989		60,445
T. Rowe Price Equity Income Fund	647,080		616,099
Vanguard 500 Index Fund	37,415,174	*	35,546,431	*
Vanguard Balanced Index Fund	9,010,792	*	8,546,734	*
Vanguard Explorer Fund	11,989,683	*	10,521,611	*
Vanguard Extended Market Fund	1,401,276		494,820
Vanguard International Growth Fund	5,191,148		4,181,854
Vanguard LifeStrategy Conservative Growth Fund	506,551		116,589
Vanguard LifeStrategy Growth Fund	389,992		318,885
Vanguard LifeStrategy Income Fund	492,337		430,813
Vanguard LifeStrategy Moderate Growth Fund	348,845		122,702
Vanguard Total Bond Market Index Fund	6,945,715		7,278,088	*

	76,460,102		69,596,693
Vanguard Retirement Savings Trust	51,253,811	*	52,770,007	*
Crown Holdings, Inc. Stock Fund	26,707,443	*	19,852,496	*

Participant Loans	2,323,381		2,072,893

Total investments	156,744,737		144,292,089

Receivables
Employer’s contributions	112,047		110,834
Participants’ contributions	474,675		445,590

Total receivables	586,722		556,424

Net assets available for benefits	$157,331,459		$144,848,513

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003

Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$3,542,097	$3,468,999
Interest income, participant loans	122,003	136,684
Net appreciation in fair value of investments	15,178,405	15,367,957

	18,842,505	18,973,640

Contributions:
Employer	1,351,449	1,413,692
Participant	6,074,265	6,016,695

	7,425,714	7,430,387

Total additions	26,268,219	26,404,027

Deductions from Net Assets Attributed to:
Benefits paid to participants	13,759,313	12,212,946
Administrative expenses	25,960	14,648

Total deductions	13,785,273	12,227,594

Net increase	12,482,946	14,176,433

Net assets available for plan benefits:
Beginning of year	144,848,513	130,672,080

End of year	$157,331,459	$144,848,513

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) to assume both trustee and recordkeeping responsibilities.

Contributions

The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The plan allows before-tax employee contributions of 2% to 30%. Contribution amounts are subject to certain limitations. The Company makes matching contributions equal to 50 percent of the employee’s contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions.

Participant Accounts

Each participant’s account is credited with participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings are allocated to the participant’s account based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2004 range from 5.0% to 13.7%. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant’s election.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future employer contributions, were $10,388 and $21,585 at December 31, 2004 and 2003, respectively. Forfeitures used to offset employer contributions in 2004 and 2003 totaled $20,217 and $30,000, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is included in the financial statements at contract value, which represents contributions made plus interest accrued at the contract rate, less participant withdrawals and any miscellaneous fees. Plan management believes that the contract value of the trust approximates fair value. The crediting interest rate and average yield were 3.93% and 4.25% for the years ended December 31, 2004 and 2003, respectively. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year–end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade–date basis. Interest income is accrued when earned. Dividend income is recorded on the ex–dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — INVESTMENTS

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,

	2004	2003

Registered investment companies	$6,032,503	$13,024,830
Common stock	9,145,902	2,343,127

Net appreciation in fair value of investments	$15,178,405	$15,367,957

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund. Transactions in such investments qualify as party–in–interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Schedule of Assets (Held at End of Year)
December 31, 2004

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan,
EIN 23-1526444

Form 5500, Schedule H, Line 4i:

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$2,029,520
	INVESCO Dynamics Fund	Registered Investment Company	91,989
	T. Rowe Price Equity Income Fund	Registered Investment Company	647,080
*	Vanguard 500 Index Fund	Registered Investment Company	37,415,174
*	Vanguard Balanced Index Fund	Registered Investment Company	9,010,792
*	Vanguard Explorer Fund	Registered Investment Company	11,989,683
*	Vanguard Extended Market Index Fund	Registered Investment Company	1,401,276
*	Vanguard International Growth Fund	Registered Investment Company	5,191,148
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	506,551
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	389,992
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	492,337
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	348,845
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	6,945,715
*	Vanguard Retirement Savings Trust	Common / Collective Trust	51,253,811
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	26,707,443
*	Participant Loans	Participant Loans (5.0% - 13.7%)	2,323,381

Total Assets (Held at End of Year)			$156,744,737

*   Party-in-Interest as defined by ERISA